UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc’s. Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited Consolidated Financial Statements for the fourth quarter ending September 30, 2003.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  November 17, 2003

      By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

To Our Shareholders:

This past quarter we continued to make progress as we position ourselves as a leader in the emerging field of drug-coated medical devices and drug-coated surgical implants.  Results from the pivotal TAXUS IV paclitaxel-eluting stent trial were announced by our corporate partner, Boston Scientific.  We also learned that the FDA will convene a panel meeting on November 20th, 2003 regarding Boston Scientific’s application to market TAXUS™ Express2™ in the United States.

The TAXUS IV results were released at the Transcatheter Cardiovascular Therapeutics (TCT) conference on September 15, 2003, Boston Scientific reported a target lesion revascularization (TLR) rate of 3.0 percent in the paclitaxel-eluting stent group compared with 11.3 percent in the bare metal stent control group.  TLR is an important clinical measure of the performance of the drug-eluting stent since it represents the number of times that a lesion has to be retreated.  In other words, 97% of patients did not require further treatment at the site of the paclitaxel-eluting stent. Significantly more patients in the control group required retreatment by Coronary Artery By-Pass Surgery compared with the treated group (3.1% in the control group vs 0.6% of patients in the paclitaxel-eluting stent group).

High-risk patients in the TAXUS IV study appeared to have enjoyed the same benefits from the paclitaxel-eluting stents as the most favorable-risk patients.  Patients with diabetes, small vessel disease and large lesions historically have had higher failure rates with bare-metal stents.  While all patients responded favorably in the treated group, insulin dependent diabetics, which have the most aggressive lesions, had a restenosis rate of 7.7% in the treated group versus 38.1% in the control group.  This observation suggests that paclitaxel overcomes the biological responses that limit the effectiveness of a well-engineered coronary stent.  The anti-proliferative characteristics of paclitaxel appear to address the underlying pathology of restenosis, one that is most pronounced in diabetics.  TAXUS IV is the most comprehensive TAXUS study performed to date by Boston Scientific and may represent an important benchmark over the next several years.

We have increased the pace of new clinical studies with our internal programs.  So far this year, we have initiated pivotal studies in Europe for CoSeal® to test its safety and effectiveness as a pulmonary sealant and, in this quarter, we commenced an Adhibit anti-adhesion trial in women undergoing fibroid removal.  In the pharmaceutical program, we are near completion of enrollment of our PAXCEED™ clinical trial for rheumatoid arthritis and, earlier in the year, we announced positive results of our phase I study of PAXCEED™ in severe psoriasis. Subsequent to the quarter, we commenced a Canadian feasibility study evaluating Adhibit™ for prevention of adhesions following surgery in women for endometriosis.  Finally, the paclitaxel-loaded surgical vascular wrap study commenced enrollment in September for patients undergoing peripheral vascular by-pass graft surgery below the knee.

Earlier this year, we acquired Cohesion Technologies which provides multiple opportunities for long term benefits to our shareholders.  These benefits include; experienced management, commercially approved products, intellectual property and drug loadable biomaterials.  In October 2003, we raised a net of approximately US$238 million to give us the financial leverage to develop products from our existing candidate pipeline and to acquire strategic assets in order to grow the business.  On November 14, 2003, we entered into an agreement to acquire STS Biopolymers, Inc., a privately owned company located in Henrietta, NY for approximately US$23 million.  STS specializes in the development of state-of-the-art biocompatible coatings for medical devices.  We believe these and future acquisitions will provide us with new business development opportunities and enable us to leverage our research and development in next-generation drug-loaded surgical biomaterials and medical devices.

Our team is committed to building long term sustainable shareholder value and I am privileged to have the confidence of our board and our shareholders in fulfilling this vision.

Thank you for your continued support.

William L. Hunter, MD MSc

President and Chief Executive Officer

November 17, 2003

ANGIOTECH PHARMACEUTICALS, INC.

For the fourth quarter ended September 30, 2003

(All amounts following are unaudited and expressed in Canadian dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis covers our unaudited interim consolidated financial statements for the three and twelve month periods ended September 30, 2003 prepared in accordance with Canadian generally accepted accounting principles.  See note 12 of the unaudited interim consolidated financial statements for a reconciliation to United States generally accepted accounting principles.  It provides an update to the discussion and analysis contained in our Annual Report for the year ended September 30, 2002.  This discussion and analysis should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the annual consolidated financial statements contained in our 2002 Annual Report.

On September 9, 2003, the Company announced its intention to change its fiscal year end from September 30 to December 31, effective as of December 31, 2003.  For the transition year, the Company will report its annual consolidated financial statements for the fifteen month period ended December 31, 2003.  Accordingly, these consolidated financial statements for the twelve month period ended September 30, 2003 represent interim financial statements.

Critical Accounting Policies

The following critical accounting policies are in addition to our critical accounting policies disclosed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the annual consolidated financial statements contained in our 2002 Annual Report.

Goodwill

We test goodwill for possible impairment annually and at any other time if an event occurs or circumstances change that would more likely than not reduce fair value of a reporting unit below its carrying value.  Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition.  An impairment in goodwill would result in a charge to earnings.

Product sales

We recognize product sales revenue when the product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped.  Revenue from product sales is recognized net of provisions for product sales subject to returns and allowances.  These provisions are established in the same period as the related product sales are recorded and are based on estimates.  A significant change in this estimate could have a material impact on our earnings.

Changes in Accounting Policies

Stock-Based Compensation and Other Stock-Based Payments

Effective October 1, 2002, we adopted the recommendations of the new Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments.  The standard encourages the use of a fair value based method for all other awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The recommendations have been applied prospectively for all stock-based payments granted to non-employees on or after October 1, 2002.  No compensation is recognized for stock options granted to employees and directors.  We have adopted the disclosure only provision for stock options granted to employees and directors and consequently have disclosed the pro forma effects to the loss for the period and loss per share for the period as if the fair value method had been used as of the grant date. The adoption of this new recommendation had no impact on the interim unaudited consolidated financial statements.

Goodwill and Other Intangible Assets

Effective October 1, 2002, we adopted the Canadian Institute of Chartered Accountants new Handbook Section 3062 and the Financial Accounting Standards Board similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets.  Goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually.  Intangible assets with finite lives acquired in a business combination, or other transaction, are to be amortized based on their estimated useful lives.  As at October 1, 2002, there was no recorded goodwill and we determined that our intangible assets have finite lives and will continue to be amortized over their estimated useful lives.  The adoption of Section 3062 and SFAS 142 did not have any impact on our financial position and results of operations as at October 1, 2002.

Goodwill acquired in the January 31, 2003 business combination will be tested for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  Intangible assets acquired in the January 31, 2003 business combination that have finite lives will be amortized over their estimated useful lives.

Recent pronouncements

In October 2003 the Accounting Standards Board (“AcSB”) approved amendments to the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, requiring the recognition of stock based compensation expenses for all employee stock-based compensation transactions to replace the current standard requiring either the accounting for, or disclosure of, the effect of employee stock-based compensation expense on earnings.  This amendment is applicable for fiscal years beginning on or after January 1, 2004 with early adoption permitted.  If the amendment is adopted prior to January 1, 2004, the change in policy can either be applied retroactively, with or without restatement of prior periods, or prospectively.  The Company is currently evaluating the impact of this amendment on its financial position and results of operations and considering whether to adopt the provisions for the fiscal period ending December 31, 2003.

Acquisition

On January 31, 2003, we completed the acquisition of all of the common shares of Cohesion Technologies, Inc. (“Cohesion”) in an all stock transaction, for total consideration of approximately $73.3 million (U.S. $47.9 million).  Cohesion has created a patent portfolio that includes approximately 75 issued U.S. patents and 10 patent applications pending in the U.S.  This patent portfolio has a strong depth of proprietary technology in the fields of collagen compositions and hydrophilic polymers.

Located in Palo Alto, California, Cohesion is focused on developing and commercializing proprietary biomaterial products used by physicians to facilitate their performance of surgical procedures, including bioresorbable hemostatic materials and biosealants for tissue repair and regeneration.  As a result of this acquisition we now have 2 FDA approved products and 3 products approved for commercial sale in non-U.S. major markets.

This acquisition was accounted for using the purchase method of accounting.  The assets, liabilities, revenue and expenses of Cohesion have been included in the interim unaudited consolidated financial statements of the Company from January 31, 2003, the date of acquisition.

Stock Split

On March 3, 2003, the shareholders authorized a 2 for 1 stock split of our common share capital.  All loss per share amounts discussed in the Management Discussion and Analysis of Financial Condition and Results of Operations and all common shares, options and per share amounts disclosed in the interim unaudited consolidated financial statements have been retroactively adjusted to give effect to the stock split.

License Agreement

In April 2003, we finalized a Distribution and License Agreement and a Manufacturing and Supply Agreement with Baxter Healthcare Corporation (“Baxter”).  These agreements give Baxter the right to manufacture and distribute the Company’s surgical sealant product, CoSeal®, currently approved for sale in the U.S. and Europe, an option to license the Company’s surgical anti-adhesive product, Adhibit™, which is not currently approved for sale in the U.S., and another product currently in development.  We received an upfront fee of approximately $11.6 million (U.S. $8 million) in April 2003, of which approximately $8.7 million (U.S. $6 million) is not refundable and up to $2.9 million (U.S. $2 million) is refundable if we terminate the agreement, at our option, upon the failure of Baxter to achieve certain minimum sales and we elect to continue distributing the product.  Our exposure to the potential refund expires at the end of 2006.  We will receive up to a further $5.4 million (U.S. $4 million) upon the transfer of manufacturing of the CoSeal® product to Baxter, which is expected to be no later than September 2004, and up to an additional $14.9 million (U.S. $11 million) if Baxter exercises its option to license one other product and extend the exclusive distribution rights for two current products. Until manufacturing of CoSeal® is transferred to Baxter, we will manufacture CoSeal® for Baxter and receive a portion of the selling price to the third party customer. Thereafter, we will earn a percentage royalty.  The agreements, or portions thereof, may be terminated by Baxter at any time, or by us if specified minimum sales are not achieved by Baxter.  Unless otherwise terminated, the agreements expire upon the earlier of the expiration of the last issued patent or thirty years.

We recognize products sales to Baxter as revenue upon the sale of the product to the final customer once the final sales price is known.  Until that time, the product transferred to Baxter is recorded at cost as deferred cost of goods sold.  The non-refundable upfront payment of approximately $8.7 million (U.S. $6 million) is being recorded as revenue on a straight-line basis over the estimated period of 18 months to conclude the transfer of manufacturing to Baxter.  The amount of $2.9 million (U.S. $2 million) that may be refundable, as well as the other payments due upon transfer of manufacturing and exercise of options will be recognized as revenue upon the lapse of the refundability period and upon exercise of the options, respectively.  The amortization of the intangible asset related to CoSeal® is being amortized in proportion to the revenue earned.

Results of Operations

For the quarter ended September 30, 2003, we recorded a loss for the period of $8.1 million ($0.23 loss per share) compared to a loss for the same period in the prior year of $1.9 million ($0.06 loss per share).  The loss for the twelve months ended September 30, 2003 was $46.5 million ($1.38 loss per share) compared to a loss of $20.1 million ($0.64 loss per share) during the same period in 2002.

The results of operations for the quarter were in line with our expectations.  The loss for the quarter ended September 30, 2003 includes a foreign exchange loss of $397,000 compared to a foreign exchange gain of $4.4 million for the same period in the prior year. The loss for the twelve months ended September 30, 2003 includes a foreign exchange loss of $14.9 million ($0.44 loss per share) compared to a foreign exchange gain of $629,000 ($0.02 earnings per share) for the twelve month period ended September 30, 2002.

Revenues

Revenue for the three and twelve month periods ended September 30, 2003 was $5.9 million and $14.3 million respectively compared to $162,000 and $7.3 million for the same periods in the prior year.  Revenue for the three and twelve month periods ended September 30, 2003 includes $2.5 million and $7.7 million in product sales respectively, which is primarily from the sale of CoSeal® in the United States.  As per the Distribution and License Agreement, Baxter began to sell the CoSeal® product in April 2003.  We receive a percentage of the sales revenue for this product until the manufacturing process is transferred to Baxter.

License and research contract fee revenue for the current quarter was $1.6 million, which consists of amortization of deferred revenue, compared to $154,000 during the same period in the prior year.  For the twelve months ended September 30, 2003, we recognized deferred revenue in the amount of $4.3 million versus $880,000 for the same period in the prior year.  Revenue for the prior twelve month period included $6.4 million in milestone payments from corporate partners.  The increase in amortization of deferred revenue for the current quarter and year to date results from additional deferred revenue relating to Cohesion’s license, marketing and distribution agreements with Baxter, U.S. Surgical and Tyco Healthcare Group.  We received an upfront license fee of approximately $11.6 million (U.S. $8 million) in April 2003 from Baxter of which $1.4 million and $2.8 million has been recognized as revenue respectively in the three and twelve month periods ended September 30, 2003.

Royalty income from our collaborators under the drug-coated stent co-exclusive license was $1.8 million in the current quarter and $2.2 million for the twelve months ending September 30, 2003 (nil in the prior period).   Included in the royalty revenue for the quarter is $894,000 of the deferred sales milestone received from Boston Scientific in May, 2003.  The remaining deferred sales milestone of $5.4 million will be recorded as revenue over approximately the next nine months as it will be creditable against future royalty revenue.  Royalty income is expected to increase throughout the remainder of the year.  However, as commercial sales have just recently begun in Europe and other world markets (not including the U.S.), we are not able to estimate future royalty amounts.

Expenditures

Cost of goods sold

Cost of goods sold, relating to the Cohesion products, as a percentage of product sales, was approximately 87% for the three month period ended September 30, 2003 and approximately 63% for the twelve month period ended September 30, 2003.  Cost of goods sold represents costs for the sale of the Cohesion products from the acquisition date of January 31, 2003.  Our lower gross margins achieved in the fourth quarter are primarily due to the transfer of the sales, marketing and distribution rights of the CoSeal® product to Baxter resulting in a portion of the product revenue remaining with Baxter.  Also, during the fourth quarter a change in the packaging requirements for the CoSeal® product resulted in additional one time manufacturing costs.

Research and development

Research and development expenditures consist primarily of costs associated with pre-clinical testing and clinical trials of our product candidates as well as post approval product costs.  We track expenditures by these three categories and by the type of cost incurred.

For the quarters ended September 30, 2003 and 2002, approximately 37% and 77%, respectively, of our research and development expenditures were spent in preclinical research and development projects, 47% and 23%, respectively, were spent on clinical development programs and 16% and nil, respectively, were spent on post approval programs.  The decrease in preclinical research and development expenditures is a result of an increased number of projects moving into clinical trials compared to the same period in the prior year. The increase in clinical development program expenditures is primarily due to the advancement into the clinic of the Adhibit™ anti-adhesion programs, license and milestone payments related to the drug-coated stent program and initiation of the perivascular wrap clinical trial. The increase in post approval programs relates to Cohesion’s approved products and continuing work for regulatory requirements.

For the quarter ended September 30, 2003, research and development expenditures increased by $2.6 million over the comparative period to $5.0 million.  This increase is partially due to the inclusion of the Cohesion research and development expenditures for the quarter of $1.5 million which consist primarily of salaries and clinical trial expenditures on the Adhibit™ and CoSeal® Lung clinical programs.  The remainder of the increase relates to license and royalty payments of $1.1 million in the current quarter, which are due to our licensors based on net royalty revenue received for the period.

Research and development costs for the twelve month period ended September 30, 2003 decreased by 4% to $15.6 million.  The decrease is due to the discontinuation of the secondary progressive multiple sclerosis clinical trial program in the comparative prior period ($3.3 million), decrease in payments of milestones and royalty fees due to licensors upon receipt of milestone payments ($1.5 million), salaries and benefits due to the retirement of senior officers in the prior year and reduction in the number of employees in the clinical department ($790,000) and patent costs ($391,000).  The decrease was partially offset by an increase in laboratory supplies and preclinical expenditures ($453,000), operating and occupancy costs ($595,000) and by the research and development costs included for Cohesion ($4.3 million).

We expect to continue incurring substantial research and development expenses in the near future due to the continuation and expansion of research and development programs for drug coating of medical devices and implants; potential technology in-licensing and regulatory related expenses; preclinical and clinical testing of various products under development; and the continued clinical studies for the perivascular wrap, pulmonary sealants, adhesion prevention gel, severe psoriasis and rheumatoid arthritis programs. We believe that research and development expenses for the remainder of fiscal 2003 will increase mainly due to the advancement into the clinic of our perivascular wrap program, other indications for CoSeal® and Adhibit™, and research and development on new potential products. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.

Selling, general and administrative expenses

The $48,000 decrease in selling, general and administrative expenses for the current quarter compared to the prior period is primarily due to a decrease in professional fees of $1.0 million net of the inclusion of Cohesion’s selling, general and administrative costs of $970,000 for the quarter.  Professional fees were higher in the prior year’s quarter due to merger and acquisition related fees, corporate legal fees and corporate tax planning.  Other changes included a decrease in non-Cohesion general and administrative salaries and benefits ($263,000) and increases in operating costs ($174,000) and occupancy costs ($92,000).  The decrease in non-Cohesion general and administrative salaries is due to the retirement allowance paid to a retiring senior executive in September 2002.

Selling, general and administrative expenses for the twelve month period ended September 30, 2003 increased by $6.1 million compared to the same period in 2002.  The increase is primarily due to the inclusion of Cohesion’s selling, general and administrative costs of $6.7 million net of a $2.3 million decrease in professional fees.  The Cohesion related costs include $3.7 million in sales and marketing expenditures which were incurred prior to the elimination of the sales and marketing work-force in April 2003.  Additional increases include operating costs ($845,000), occupancy costs ($451,000) and non-Cohesion salaries and benefits ($351,000).  These increases are a result of costs related to Director and Officer insurance premiums, personnel costs, costs to support our increased business development and corporate activities, and costs related to the occupancy of our new leasehold facility.

Selling, general and administrative expenses arising from the Cohesion acquisition have continued to decrease quarterly as a result of entering into the Distribution and License Agreement with Baxter.  This agreement resulted in the elimination of the sales and marketing work-force and the reduction in the number of employees in the general and administrative department.  We do not expect significant increases in selling, general and administrative costs for the remainder of fiscal 2003, however, general and administrative expenditures could fluctuate significantly depending on any potential acquisition and in-licensing transactions that we undertake during fiscal 2003.

Amortization

Amortization expense increased by $2.1 million to $2.9 million for the quarter ended September 30, 2003 compared to $800,000 for the same period in the prior year.  For the twelve month period ended September 30, 2003 amortization expense increased to $9.0 million compared to $3.1 million in the comparable period in the prior year.  The increase for both periods primarily relates to amortization of the identifiable intangible assets acquired from Cohesion in the amount of $1.8 million for the current quarter and $4.8 million for the twelve month period ending September 30, 2003.  The amortization of the intangible asset related to CoSeal® is being amortized in proportion to the revenue earned from the Baxter license agreement, resulting in an acceleration of amortization expense on the CoSeal® intangible asset.  The remaining increase is a result of the additional amortization on the leasehold improvements and furniture and equipment acquired in 2002.  We believe that amortization expense for fiscal 2003 will increase over that of fiscal 2002 due to the amortization of capital asset and intangible asset additions incurred in fiscal 2002 and 2003.

Segment Reporting

We operate in three segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterials.  The non-drug loaded biomaterials segment was a result of the acquisition of Cohesion.  Segment costs are based on actual research and development costs incurred directly for the segment and an allocation of general and administration costs based on estimated usage as reflected by the amount of research and development expenditures incurred. Our research and development expenditures are derived from our preclinical programs in our medical device coatings/implants and non-drug loaded biomaterials segments and our clinical programs for severe psoriasis and rheumatoid arthritis in our therapeutics segment and our pulmonary sealant study and adhesion prevention gel in our non-drug loaded biomaterials segment.

The discussion of the overall results of operations for the three month and twelve month periods ended September 30, 2003 and September 30, 2002, as described above can be summarized by our segments as detailed below.

The loss for the three month period ended September 30, 2003 for medical device coatings/implants increased to $3.3 million from $2.5 million compared to the same period in the prior year.  This increase in the loss for the period was net of an increase in segment revenues of $1.8 million from the drug-coated stent royalties.  The increase in the loss was primarily a result of continued focus of our research and development efforts on this segment and the related expenditures.  Additional expenditures included the license and royalty payments to licensors based on net royalty revenue received during the period. The increase in the twelve month loss to $14.5 million versus $7.1 million for the same period in the prior year is primarily due to the reduction in milestone revenue ($4.5 million) relating to the drug-coated stent product received in the prior period. There was also an increase in our preclinical research and development activities and a corresponding increase in the allocated general and administration costs.

The loss for therapeutics for the three month period ended September 30, 2003, decreased from $1.3 million to $886,000 compared to the same period in the previous year mainly due to the discontinuation of our secondary progressive multiple sclerosis program during fiscal 2002.  This also resulted in a lower allocation of general and administration expenses.  The loss for the twelve month period ended September 30, 2003 decreased from $10.7 million to $3.7 million in the current year and was also due to the discontinuation of the multiple sclerosis program.

The loss for biomaterial products for the three and twelve month periods ended September 30, 2003 is related to the sale of approved products, research and development activities, the pulmonary sealant and adhesion prevention gel clinical study activities of Cohesion.

The decrease in non allocable corporate expenses from $3.2 million to $1.3 million in the current quarter reflects the decrease of the proportion of total expenditures associated with general and administration activities.

Investment and Other Income

A net foreign exchange loss of $397,000 was recorded during the quarter ended September 30, 2003 as compared to a net foreign exchange gain of $4.4 million for the same period in 2002.  The net foreign exchange loss was attributable to the effect of the strengthening Canadian dollar (in comparison to the U.S. dollar) on our U.S. dollar investment portfolio.  The U.S dollar exchange rate decreased from 1.355 to 1.350 during the current quarter, compared to an increase from 1.519 to 1.589 for the same quarter in the prior year.  The net foreign exchange loss of $397,000 included a realized gain on short-term investments that matured during the quarter and an unrealized loss on U.S. dollar-denominated short-term investments held at September 30, 2003 of approximately $583,000.  The increase in the Canadian dollar (in comparison to the U.S. dollar) from 1.589 to 1.350 for the twelve month period ended September 30, 2003 resulted in a net foreign exchange loss of $14.9 million compared to a net foreign exchange gain of $629,000 in the same period in the prior year.  We maintain U.S. dollar cash and cash equivalents and short term investments to meet our anticipated U.S. dollar operating and capital expenditures in future periods.

Investment and other income decreased by 24% to $515,000 for the current quarter compared to $682,000 in the same period in 2002.  This decrease is primarily due to the decline in U.S. market yields available on short-term investments, declining to an average investment yield of 1.4% for the quarter ended September 30, 2003 from 2.56% for the same period in 2002, together with a decrease in the balance of cash and cash equivalents and short-term investments.  For the twelve month period ended September 30, 2003, investment and other income decreased to $2.0 million from $3.5 million in the prior year also due to decreased U.S. investment yields and a lower investment base.

Liquidity and Capital Resources

At September 30, 2003 we had working capital of approximately $113.2 million and cash resources, comprising cash and cash equivalents and short-term investments, in the amount of $124.8 million.  In aggregate, our cash resources decreased by $11.6 million from $136.4 million at September 30, 2002.

We have retained approximately 80% of the funds raised in our initial U.S. public offering in March 2000.  These U.S. denominated funds are retained in their original currency to be used for future U.S. denominated operating and capital expenditures. As a result of this strategy, our U.S. denominated short-term investments and cash assets give rise to reported foreign exchange gains and losses due to period end translation to Canadian dollars for our reporting currency.  As such, the foreign exchange gains and losses are only realized when there is actual conversion of these U.S. denominated assets to our reporting currency, such as settlement of Canadian denominated expenditures. At September 30, 2003 we had approximately $96 million (U.S. $71 million) of our cash and cash equivalents and short term investments denominated in U.S. currency which will be used to meet our anticipated U.S. dollar expenditures in future periods, compared to approximately $104.1 million (U.S. $65.6 million) at September 30, 2002.

The increase in the foreign exchange loss for the current twelve month period is directly related to the wider spread in the strengthening Canadian dollar currency on its U.S. counterpart (an increase from 1.589 to 1.350).  This decrease in the U.S. dollar rate against the Canadian dollar rate, applied to the average balance of U.S. dollar denominated assets accounts for our reported foreign exchange loss for the period.  The increasing strength in the Canadian dollar currency against its U.S. counterpart is subject to the current economic and political climates that we cannot control.  We do not use derivatives to hedge against exposures to foreign currency, interest rate and other market risks arising from our balance sheet financial instruments because our future operating and capital expenditures are anticipated to be largely in US denominated currency.

Cash used in operating activities was $5.8 million during the current quarter compared to cash used of $4.8 million for the same period in the prior year.  The increase in cash used primarily reflects the increase in the loss for the current quarter.  The cash impact of the loss for the quarter, after adjustments for items not involving cash and excluding the change in non-cash working capital, was $6.8 million compared to $4.6 million in the same period in the prior year, an increase in the use of cash of $2.2 million.  Net changes in non-cash working capital items provided cash of $1.0 million in the current quarter compared to cash used of $155,000 for the quarter ended September 30, 2002.  The change in non-cash working capital items primarily reflects the increase of accounts payable and accrued liabilities during the quarter net of increases in inventory and deferred cost of goods sold balances held at September 30, 2003.  For the twelve month period ending September 30, 2003 the cash used in operating activities increased by $8.4 million compared to the same period in the prior year.  The increase in cash used for this period was due to the use of cash for non-cash working capital items of $8.6 million, which primarily consisted of payment of accounts payable and accrued liabilities and the increase in inventory and deferred cost of goods sold balances.

Cash provided by investing activities increased by $13.0 million for the quarter ended September 30, 2003 compared to the same period in the prior year.  Proceeds on maturing short-term investments, net of purchases, were $13.0 million and $1.0 million for the quarters ended September 30, 2003 and 2002 respectively.  For both quarters, the increase in net proceeds was a result of re-investing maturing short-term investments for less than 90 days, resulting in a change in the balance sheet classification to cash and cash equivalents.  For the twelve month periods ended September 30, 2003 and 2002, net cash provided by investing activities was $30.4 million and $24.0 million respectively primarily due to proceeds on maturing short-term investments that were re-invested with less than 90 day terms due to the yields available in the market place at that time.

Capital asset additions for the current quarter were $437,000 compared to $3.0 million for the same period in the prior year.  Additions to capital assets of $4.3 million for the twelve month period ending September 30, 2003 includes the final payments on leasehold improvements, office furniture and equipment for our new leased facility, which we commenced leasing on October 1, 2002. The leasehold improvements were offset by a tenant allowance of $715,000.  Cash used for long term investments was primarily a result of  exercising 1,000,000 warrants of NeuColl, Inc, for a cost of $704,000 (U.S.$500,000)  The exercise of these warrants increased our equity interest in NeuColl, Inc. (which resulted from the Cohesion acquisition) to 46.6%.  At the date of acquisition we did not allocate any value to this equity investment as previous years equity losses had reduced the investment value to nil. The cost of medical technologies for the twelve months ended September 30, 2003 of $2.4 million represents the payment of the amount included in accounts payable and accrued liabilities at September 2002, which was due to certain licensors upon the European CE Mark approval of our drug-coated stent technology.  Common shares were issued as consideration for the net assets, intangible assets and goodwill acquired from Cohesion resulting in minimal cash outlay upon the acquisition.

Net cash provided by financing activities for the three and twelve month periods ended September 30, 2003 and 2002 was primarily a result of proceeds received from the issuance of our common shares on the exercise of stock options through ours and Cohesion’s Employee Stock Option Plans.

At September 30, 2003, as a result of the acquisition of Cohesion, we had a capital lease obligation of $1,453,000 which expires in August 2004.  With respect to this capital lease obligation we are required to maintain and segregate cash approximating $1,868,000 which is reflected as current restricted cash.

We are exposed to market risks related to changes in interest and foreign currency exchange rates.  At the end of the quarter, we had an investment portfolio consisting of high grade securities with maturity dates not exceeding nine months, selected based on the expected timing of expenditures for continuing operations and prevailing interest rates.  We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk.  We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.  We do not believe that our results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the short-term nature of our investments.

Risks Related to Our Business

One of our partners, Boston Scientific, is involved in several legal proceedings concerning challenges to its stent business and expects that it will be involved in additional legal proceedings in the future. Current material litigation proceedings relate to the stent design, Express2TM, used in Boston Scientific's version of our lead product. That stent design has been alleged to infringe patent rights held by Cordis Corporation, a subsidiary of Johnson & Johnson Inc. Cordis is seeking preliminary and permanent injunctions to prohibit Boston Scientific from making, using, selling, offering for sale or importing the Express2TM stent into the United States. If Cordis is successful in obtaining an injunction, we and our partner, Boston Scientific, would not be able to commercialize the paclitaxel-eluting coronary stent in the United States until the relevant patent expires, unless the injunction is lifted or we or one of our partners are able to complete clinical trials for a version of the product using another stent design that does not infringe Cordis' patent. As a result, if Cordis obtains an injunction, commercialization of our lead product would likely be significantly delayed.  While we are not named as a party in the Cordis lawsuit or injunction, our ability to successfully commercialize our lead product depends on Boston Scientific’s ability to sell its Express2TM stent in the United States.

Subsequent Event

Public Offering

In October 2003, we completed a public offering of 5,750,000 common shares at a price of $59.01 per share (US $43.75 per share) for gross proceeds of $339 million (US $252 million).  Our total net proceeds amounted to $321 million (US $238 million) after underwriting discounts and commissions, and other expenses.  The proceeds of the offering are expected to be used to fund our clinical studies, research and product development, working capital and general corporate purposes, including acquisitions.

Acquisition

On November 14, 2003, we entered into an agreement and plan of merger to acquire all of the outstanding shares of STS Biopolymer, Inc. (“STS”) for cash consideration of approximately US$23 million.  STS is a privately owned company located in Henrietta, New York, specializing in the development and manufacture of state-of-the-art biocompatible coatings for medical devices.  The cash consideration will be used to pay down existing third party debt of STS and the remainder paid to the shareholders of STS.  The transaction is expected to close by the end of December 2003 and is subject to the approval of STS’s shareholders as well as other customary closing conditions.  The acquisition will be accounted for using the purchase method of accounting.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Statements regarding the transaction between us and Cohesion, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about our or Cohesion managements’ future expectations, beliefs, goals, plans or prospects should also be considered to be forward-looking statements.

Statements in this press release regarding the proposed transaction between us and STS, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about our or STS management’s future expectations, beliefs, goals, plans or prospectus should also be considered to be forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patents liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities; other factors referenced in our filings with the Securities and Exchange Commission; and any other factors that may affect performance.

Risks and uncertainties related to economic and industry factors as discussed in detail in the “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” section of our 2002 Annual Report remain substantially unchanged.

CONSOLIDATED FINANCIAL STATEMENTS

ANGIOTECH PHARMACEUTICALS, INC.

Fourth quarter ended September 30, 2003

(unaudited)

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian $)	September 30	September 30
As at	2003	2002
	$	$
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	43,926	14,533
Restricted cash - current [note 8]	1,868	-
Short term investments	80,883	121,817
Accounts receivable [note 10]	2,724	1,051
Inventories [note 5]	2,355	-
Deferred cost of goods sold	1,506	-
Prepaid expenses and deposits	633	519
Total current assets	133,895	137,920

Long-term investments [note 6]	904	-
Capital assets, net	12,370	8,958
Intangible assets, net [note 4]	32,804	4,687
Goodwill [note 4]	32,592	-
Other assets [note 7]	2,151	-
	214,716	151,565

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	8,073	8,898
Deferred revenue – current portion [note 15]	11,164	615
Capital lease obligation – [note 8]	1,453	-
Total current liabilities	20,690	9,513

Deferred revenue [note 15]	2,739	103
Deferred leasehold inducement	2,718	2,537
	5,457	2,640
Contingencies [note 11]

Shareholders’ equity
Share capital [note 9]
Common shares issued:
September 30, 2003– 35,446,800
September 30, 2002– 31,463,734	290,691	199,607
Contributed surplus [note 4]	5,036	74
Deficit	(106,793)	(60,269)
Cumulative translation adjustment	(365)	-
Total shareholders’ equity	188,569	139,412
	214,716	151,565

See accompanying notes

On behalf of the Board:

/s/ William L. Hunter, MD, MSc

/s/ David T. Howard

Director

Director

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three Months Ended September 30		Twelve Months Ended September 30
(in thousands of Canadian $, except share and per share data)	2003	2002	2003	2002
	$	$	$	$
	(Unaudited)		(Unaudited)	(Audited)
REVENUE
Product sales	2,514	-	7,694	-
License and research contract fees [note 15]	1,593	154	4,323	7,322
Royalty revenue [note 15]	1,760	8	2,246	8
	5,867	162	14,263	7,330
EXPENSES
Cost of goods sold – product sales	2,194	-	4,870	-
Research and development	5,012	2,354	15,627	16,311
Selling, general and administration	3,928	3,976	18,236	12,104
Amortization	2,876	803	9,047	3,141
	14,010	7,133	47,780	31,556
Operating loss	(8,143)	(6,971)	(33,517)	(24,226)

Other (expenses) income:
Foreign exchange (loss) gain	(397)	4,361	(14,914)	629
Investment and other income	515	682	2,008	3,454
Interest expense – capital lease	(28)	-	(101)	-
Total other (expenses) income	90	5,043	(13,007)	4,083
Loss for the period	(8,053)	(1,928)	(46,524)	(20,143)

Deficit, beginning of period	(98,740)	(58,341)	(60,269)	(40,126)
Deficit, end of period	(106,793)	(60,269)	(106,793)	(60,269)
Basic and diluted loss per common share	(0.23)	(0.06)	(1.38)	(0.64)

Weighted average number of common shares outstanding (in thousands)	35,205	31,401	33,753	31,266

See accompanying notes

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30		Twelve Months Ended September 30
(in thousands of Canadian $)	2003	2002	2003	2002
	$	$	$	$
	(Unaudited)		(Unaudited)	(Audited)
OPERATING ACTIVITIES
Loss for the period	(8,053)	(1,928)	(46,524)	(20,143)
Add items not involving cash:
Amortization	3,273	803	10,124	3,141
Unrealized foreign exchange loss (gain)	583	(3,401)	6,065	(676)
Unrealized (gain) loss on investments Deferred revenue	- (2,486)	(2) (154)	- 12,025	119 (884)
Deferred leasehold inducement amortization	(77)	-	181	-
Loss on disposal of capital assets	-	54	3	97
Net change in non-cash working capital items relating to operations [note 13]	1,003	(155)	(5,297)	3,330
Cash (used in) operating activities	(5,757)	(4,783)	(23,423)	(15,016)

INVESTING ACTIVITIES
Purchase of short term investments	(56,389)	(5,908)	(240,736)	(140,640)
Proceeds from short term investments	69,358	6,950	274,437	169,329
Purchase of capital assets	(437)	(3,009)	(4,347)	(6,489)
Proceeds on disposal of capital assets	-	9	8	9
Acquisition of Cohesion [note 4]	-	-	2,785	-
Restricted cash	299	-	566	-
Purchase of long-term investment	(704)	-	(704)	-
Leasehold inducements received	-	1,106	715	1,822
Cost of medical technologies	-	-	(2,351)	-
Cash provided by (used in) investing activities	12,127	(852)	30,373	24,031

FINANCING ACTIVITIES
Repayments of capital lease obligation	-	-	(631)	-
Proceeds from stock options exercised	9,230	618	23,711	2,308
Deferred share issuance costs	(197)	-	(197)	-
Cash provided by financing activities	9,033	618	22,883	2,308
Effect of exchange rate changes on cash and cash equivalents	(32)	-	(440)	-
Net increase (decrease) in cash and cash equivalents during the period	15,371	(5,017)	29,393	11,323
Cash and cash equivalents, beginning of period	28,555	19,550	14,533	3,210
Cash and cash equivalents, end of period	43,926	14,533	43,926	14,533

See accompanying notes

ANGIOTECH PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.  BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") described in note 2 and, except as stated in note 3, on a basis consistent with the Company's annual consolidated financial statements for the year ended September 30, 2002, except that they do not contain all note disclosures necessary for annual financial statements.  These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP"), except as disclosed in note 12.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at September 30, 2003 and for all periods presented.

On September 9, 2003, the Company announced its intention to change its fiscal year end from September 30 to December 31, effective as of December 31, 2003.  For the transition year, the Company will report its annual consolidated financial statements for the fifteen month period ended December 31, 2003.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2002 included in the Angiotech Pharmaceuticals, Inc. Annual Report filed with the appropriate securities commissions.  The results of operations for the three month and twelve month periods ended September 30, 2003 are not necessarily indicative of the results for the full fifteen month period ending December 31, 2003. All amounts herein are expressed in Canadian dollars unless otherwise noted.

2.   SIGNIFICANT ACCOUNTING POLICIES

The following policies are in addition to those disclosed in Note 2 to the Company’s audited consolidated financial statements for the year ended September 30, 2002 included in the Company’s Annual Report filed with the appropriate securities commissions, and have been adopted as a result of the acquisition of Cohesion Technologies, Inc. [note 4].

Revenue Recognition

Revenue from product sales, including shipments to distributors, is recognized when the product is shipped to the customer provided that the Company has not retained any significant risks of ownership or future obligations with respect to products shipped.  Revenue from product sales is recognized net of provisions for future returns and allowances.  These provisions are established in the same period as the related product sales are recorded and are based on estimates.  Products shipped but for which the ultimate sales price is not known are recorded at cost as deferred cost of sales.  Such deferred cost of sales will be recorded as an expense as the associated sales are recorded.

Inventories

Raw materials are recorded at the lower of cost and replacement cost.  Work-in-process, which includes inventory stored at a stage preceding final assembly and packaging, and finished goods are recorded at the lower of cost, determined on a standard cost basis which approximates average cost, and net realizable value.

Long-term investments

Long-term investments where the Company exercises significant influence are accounted for using the equity method.  Other long-term investments are recorded at cost less any provision for a loss in value that is other than temporary.  The Company reviews its long-term investments for indications of impairment by reference to anticipated cash flows expected to result from the investment, the results of operations, and financial position of the investee and other evidence supporting the net realizable value of the investment.  Whenever events or changes in circumstances indicate the carrying amount may not be recoverable and these events are determined to be other than temporary, the investment is written down to its estimated net realizable value and the resulting losses are recognized in income in the period.

Foreign currency translation

For the Company’s self sustaining subsidiary, its accounts are translated using the current rate method of accounting for the translation of foreign currency amounts into Canadian dollars.  Under this method, asset and liability accounts are translated at the rate of exchange prevailing at the balance sheet date.  Shareholder’s equity accounts are translated at applicable historical rates.  Revenue and expense items are translated at the average rate of exchange for the period.  The cumulative translation adjustment is reported as a component of shareholders’ equity.

The Company's integrated foreign subsidiaries and their accounts are translated using the temporal method of accounting.  Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date.  All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred.  Revenue and expense items are translated at the average exchange rate for the period.  Foreign exchange gains and losses are included in the determination of the loss for the period.

3.   CHANGES IN ACCOUNTING POLICIES

Stock based compensation

The Company has adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments", effective October 1, 2002.  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all other awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that an entity has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The recommendations have been applied prospectively for all stock based payments granted to non-employees on or after October 1, 2002.  No compensation cost is recorded for stock options granted to employees, officers and directors.  The Company has adopted the disclosure only provision for stock options granted to employees and directors and consequently has disclosed the pro forma effects to the loss for the period and loss per share as if the fair value method had been used at the date of grant.

In October 2003 the Accounting Standards Board (“AcSB”) approved amendments to the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, requiring the recognition of stock based compensation expenses for all employee stock-based compensation transactions to replace the current standard requiring either the accounting for or disclosure of the effect of employee stock-based compensation expense on earnings.  This amendment is applicable for fiscal years beginning on or after January 1, 2004 with early adoption permitted.  If the amendment is adopted prior to January 1, 2004, the change in policy can either be applied retroactively, with or without restatement of prior periods, or prospectively.  The Company is currently evaluating the impact of this amendment on its financial position and results of operations and considering whether to adopt the provisions for the fiscal period ending December 31, 2003.

     Goodwill and Intangible assets

Effective October 1, 2002, the Company adopted The Canadian Institute of Chartered Accountants new Handbook Section 3062 and the standard from the Financial Accounting Standards Board (SFAS 142), both entitled "Goodwill and Other Intangible Assets".  Goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually.  Intangible assets with finite lives acquired in a business combination or other transaction are to be amortized based on their estimated useful lives.  The adoption of Section 3062 and SFAS 142 did not have any impact on the Company’s financial position and results of operations as at October 1, 2002.

Goodwill acquired in the January 31, 2003 business combination will be tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  Intangible assets acquired in the January 31, 2003 business combination that have finite lives will be amortized over their estimated useful lives of 2 to 7 years.

4.    ACQUISITION

On January 31, 2003, the Company acquired all of the common shares of Cohesion Technologies, Inc. (“Cohesion”).  This acquisition was accounted for using the purchase method of accounting.  The assets, liabilities, revenue and expenses of Cohesion have been included in the consolidated financial statements of the Company from January 31, 2003, the date of acquisition.  Total consideration, which was determined by the fair value of the consideration given as at the date of acquisition, including acquisition costs, was allocated to the assets and liabilities acquired based on the fair values on the date of acquisition as follows:

(in thousands of dollars)	January 31, 2003	January 31, 2003
	U.S. $	Canadian $

Cash and cash equivalents	2,464	3,767
Restricted cash	1,802	2,756
Other current assets	2,706	4,138
Capital assets	2,824	4,318
Other non-current assets	289	442
Identifiable intangible assets	19,450	29,739
In-process research and development	3,430	5,244
Goodwill	21,316	32,592
Current liabilities	(5,219)	(7,980)
Other non-current liabilities	(1,112)	(1,700)
	47,950	73,316

Consideration:
Common shares (2,405,628 Angiotech shares reflecting stock split [note 9])	44,063	67,372
Cash consideration on fractional shares	15	23
Fair value of vested stock options (contributed surplus)	3,245	4,962
Acquisition costs	627	959
	47,950	73,316

Common share consideration

The value of common shares was determined by using the average selling price on the NASDAQ stock exchange for the three days up to the acquisition date of January 31, 2003, resulting in an average share price of $56.01 (U.S. $36.63), which is before the stock split on March 3, 2003 [note 9] ($28.00 (U.S. $18.32) reflecting stock split).

Fair value of stock options

The Company used the Black-Scholes option pricing model to estimate the fair value of the stock options assumed at the acquisition date, using the following weighted average assumptions:  dividend yield of 0%; risk fee interest rate of 5.02%; volatility factor of the expected market price of the Company's common stock of 50.1%; and a weighted average expected life of the options of 2 years.

Description of acquisition

Cohesion has a patent portfolio that includes approximately 75 issued U.S. patents with 10 patent applications pending in the U.S.  This patent portfolio is comprised of proprietary technology in the fields of collagen compositions and hydrophilic polymers.

Located in Palo Alto, California, Cohesion is focused on developing and commercializing proprietary biosurgical products used by physicians to facilitate their performance of surgical procedures, including bioresorbable hemostatic materials and biosealants for tissue repair and regeneration.

Cohesion had the following product portfolio at the time of acquisition:

CoStasis® Surgical Hemostat, Cohesion’s first biosurgical product, is designed for use in cardiovascular, orthopedic, urologic and general surgery indications to control bleeding. Cohesion received CE mark approval for CoStasis in September 1998, and in June 2000, Cohesion received approval from the United States Food and Drug Administration (“FDA”) to market CoStasis in the U.S.   The product is also approved for sale in Australia and Canada.

CoSeal® Surgical Sealant, Cohesion’s second biosurgical product, is a fully synthetic biosealant designed for sealing vascular grafts, and other tissues and sites of incision. Cohesion received CE Mark approval for CoSeal in February 2000 and received approval from the FDA to market CoSeal in the U.S. in December 2001. Cohesion launched the product in the U.S. in January 2002.  The product is also approved for sale in Australia and Canada.

Cohesion received CE Mark approval in August 2002 permitting the sale of Cohesion’s Adhibit™ adhesion prevention gel to prevent or reduce the incidence, severity and extent of post-surgical adhesion formation in patients undergoing cardiac surgery.

Identifiable intangible assets

At the acquisition date, Cohesion had several developed products that provided a stream of identifiable benefits from the sale of these products.  The proprietary developed technology was valued using a discounted cash flow approach using a discount rate of 11%, resulting in an allocated fair value of $24.2 million at the date of acquisition.  Cohesion also possessed core patented technology that is expected to leverage functionality from previously developed products and technologies.  The core patented technology was valued using a discounted cash flow approach using a discount rate of 16.5%, resulting in an allocated fair value of $5.6 million at the date of acquisition.

In addition, Angiotech acquired in-process research and development that would require further development.  The in-process research and development was valued using a discounted cash flow approach using a discount rate of 16.5%, resulting in an allocated fair value of $5.2 million at the date of acquisition.  The in-process research and development acquired has been written off as of the acquisition date, for U.S. GAAP purposes [note 12].

5.    INVENTORIES

(in thousands of Canadian dollars)	September 30, 2003 $	September 30, 2002 $

Raw materials	881	-
Work in process	303	-
Finished goods	1,171	-
	2,355	-

6.   LONG-TERM INVESTMENTS

(in thousands of Canadian dollars)	September 30, 2003 $	September 30, 2002 $

Investments accounted for by the equity method:
NeuColl, Inc. (a)	675	-
Investments accounted for by the cost method	229	-
	904	-

        a)

NeuColl Inc.

Effective January 31, 2003, through the acquisition of Cohesion [note 4], the Company acquired a 39.6% equity interest in NeuColl Inc. and a US$200,000 convertible debenture. NeuColl Inc. is a privately held medical device company engaged in the development and commercialization of collagen-based products for musculoskeletal repair.  The debenture bearing interest at 7% per annum and due June 20, 2003 can be converted into common shares at a rate of US$0.50 per US$1.00 of convertible debenture at the option of Cohesion.  At the acquisition date, the Company allocated no value to the equity investment and US$200,000 to the convertible debenture receivable.   The Company also acquired 3,000,000 warrants to purchase common shares of NeuColl at US$0.50 per share that expire on February 1, 2006 as part of the Cohesion acquisition.

In July 2003, Cohesion exercised 1,000,000 of the warrants at a cost of US$500,000, increasing its equity interest to 46.6%, and recorded the amount as a long term investment.  The US$200,000 debenture receivable remains outstanding and has been classified as a current receivable at September 30, 2003.

7.    OTHER ASSETS

(in thousands of Canadian dollars)	September 30, 2003 $	September 30, 2002 $

Long-term deposits and prepaid expenses	874	-
Deferred share issuance costs [note 16]	1,277	-
	2,151	-

8.    CAPITAL LEASE OBLIGATION

The Company acquired a lease agreement relating to manufacturing equipment and leasehold improvements upon the acquisition of Cohesion.  The lease expires in August 2004 and is collateralized by assets with a net book value of $1,227,000 and restricted cash of $1,868,000 as at September 30, 2003.  Restricted cash consists of an investment in a money market fund and will be released to the Company as the lease obligation decreases.  The following is a schedule of future minimum lease payments as of September 30, 2003:

(in thousands of Canadian dollars)	September 30, 2003 $

2003	644
2004	882
Total future minimum lease payments	1,526
Less: Amount representing interest	(73)
Present value of net minimum lease payments	1,453
Current portion of capital lease obligation	1,453
Long term portion of capital lease obligation	-

9.    SHARE CAPITAL

On March 3, 2003, the shareholders of the Company authorized a 2 for 1 stock split of the Company’s common shares. All common share capital, options and per share amounts in these unaudited interim consolidated financial statements have been retroactively adjusted to give effect to the stock split.

        a)

Authorized and Issued Share Capital

The authorized common share capital of the Company is 200,000,000 common shares and 50,000,000 Class I Preference shares.  The common shares issued and outstanding as of September 30, 2003 were 35,446,800 for a total of $290,690,873.  No Class I Preference shares are currently issued and outstanding.

As of October 31, 2003, the Company had 41,204,469 common shares issued and outstanding for a total of $611,423,989 [note 16].

b)

Stock Options

Angiotech Pharmaceuticals, Inc.

At September 30, 2003, the Company had 4,289,090 (September 30, 2002 – 4,945,186) stock options outstanding (of which 2,662,373 are exercisable) at a weighted average exercise price of $29.02 (September 30, 2002 - $25.40) per share and expiring at various dates from February 5, 2006 to August 3, 2013 (September 30, 2002 – January 31, 2006 to September 17, 2012).

A summary of the stock option transactions for the twelve months ended September 30, 2003 is as follows:

	No. of Optioned Shares	Weighted average Exercise price
Outstanding at September 30, 2002	4,945,186	$25.40
Granted	828,128	$29.83
Exercised	(1,176,393)	$12.22
Forfeited	(307,831)	$37.32
Outstanding at September 30 , 2003	4,289,090	$29.02

As of October 31, 2003, there were 4,286,924 stock options outstanding (of which 2,738,157 are exercisable) at a weighted average exercise price of $29.02.

Cohesion Technologies, Inc.

On January 31, 2003, upon the acquisition of Cohesion, the Company assumed a total of 550,744 stock options outstanding under Cohesion's stock option plans including the 1998 Stock Option Plan.  At September 30, 2003, the Company had 193,323 stock options outstanding (of which 127,989 are exercisable) at a weighted average exercise price of US $22.77 per share and expiring at various dates from May 20, 2004 to June 3, 2013.  Under the 1998 Stock Option Plan, options may be granted to the Company's employees and consultants.  The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed ten years.  Options granted are also subject to certain vesting provisions.

A summary of the Cohesion stock option transactions for the period from January 31, 2003 to September 30, 2003 is as follows:

	No. of Optioned Shares	Weighted average Exercise price
Outstanding at January 31, 2003	550,744	US $19.09
Granted	76,872	US $20.56
Exercised	(401,045)	US $16.49
Forfeited	(33,248)	US $32.48
Outstanding at September 30, 2003	193,323	US $22.77

Each Cohesion stock option is converted into one Angiotech common share upon exercise.

As of October 31, 2003, there were 183,913 stock options outstanding (of which 120,117 are exercisable) at a weighted average exercise price of $21.79.

Stock options outstanding

The options outstanding under all option plans are as follows:

	Options outstanding September 30, 2003			Options exercisable September 30, 2003
Range of exercise prices	Number of common shares issuable	Remaining Contractual life (years)	Weighted average exercise price	Number of common shares issued	Weighted average exercise price

$1.38	57,000	2.35	$1.38	57,000	$1.38
$4.50-$6.05	221,536	5.06	$5.61	221,536	$5.61
$7.50-$8.48	318,015	6.07	$8.38	302,409	$8.38
$22.93-$29.68	1,960,066	8.03	$27.41	1,040,909	$27.42
$30.19-$39.50	923,778	7.30	$33.68	682,165	$33.65
$42.78-$61.41	808,695	8.30	$44.11	358,354	$42.90
	4,289,090	7.55	$29.02	2,662,373	$26.57
The following options are exercisable in USD:
US $9.15-$11.33	17,188	8.51	$10.97	17,188	$10.97
US $12.82-$19.20	110,793	7.96	$18.08	54,199	$16.90
US $20.73-$27.44	23,567	5.56	$23.76	23,567	$23.76
US $30.20-$39.67	17,445	8.41	$32.08	8,705	$33.96
US $40.07-$49.40	22,109	6.64	$44.17	22,109	$44.17
US $50.75-$59.30	2,221	6.53	$51.35	2,221	$51.35
	193,323	7.59	$22.77	127,989	$23.84

c)  Pro Forma Disclosure

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation using a fair value based method as at the grant date:

	Three months ended September 30		Twelve months ended September 30
(in thousands of Canadian dollars)	2003	2002	2003	2002
	$	$	$	$

Loss for the period	(8,053)	(1,928)	(46,524)	(20,143)
Add: Fair value of stock based compensation	(2,894)	(5,121)	(16,885)	(20,769)

Pro forma loss for the period	(10,947)	(7,049)	(63,409)	(40,912)

Basic and diluted loss per common share
As reported	(0.23)	(0.06)	(1.38)	(0.64)
Pro forma	(0.31)	(0.22)	(1.88)	(1.31)

The pro forma amounts may not be representative of future disclosures as the estimated fair value of stock option compensation is amortized to expense over the vesting period and additional options may be granted in future periods.  The weighted average fair value of stock options granted in the three and twelve month periods ended September 30, 2003 was $26.91 and $13.88 [2002- $13.73 and $19.57], respectively.  The Company used the Black-Scholes option pricing model to estimate the fair value of the options at the grant date, using the following weighted average assumptions:

	Three Months Ended September 30		Twelve Months Ended September 30
	2003	2002	2003	2002

Dividend Yield	Nil	Nil	Nil	Nil
Annualized Volatility	44.6%	50.4%	48.2%	50.4%
Risk-free Interest Rate	3.67%	4.05%	3.94%	4.48%
Expected Life (Years)	5	5	5	5

The Black Scholes pricing model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

10.  SEGMENTED FINANCIAL INFORMATION

The Company operates in three segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterial products.

Medical device coatings/implants comprise the research and development of drug loaded coatings for medical devices and drug loaded medical implants.  Therapeutics comprise the research and development of pharmaceuticals for the treatment of chronic inflammatory diseases such as rheumatoid arthritis and psoriasis.

The acquisition of Cohesion Technologies, Inc. on January 31, 2003, resulted in an additional segment, non-drug loaded biomaterial products.  These products are used by physicians to facilitate the performance of surgical procedures, including bioresorbable hemostatic devices and biosealants for tissue repair and regeneration.

The Company does not separate total assets and capital assets in evaluating segment performance for medical device coatings/implants and therapeutics, however, separate data is available for non-drug loaded biomaterial products. The Company evaluates segment performance based on segment profit or loss which includes an allocation of capital asset and medical technology amortization based upon estimated usage during the period.

(in thousands of Canadian dollars)	September 30, 2003 $	September 30, 2002 $

Total assets – medical devices/therapeutics	134,573	151,565
Capital assets – medical devices/therapeutics	9,672	8,958

Total assets – biomaterial products	80,143	-
Capital assets – biomaterial products	2,698	-

The goodwill ($32,592,000) arising from the acquisition of Cohesion [note 4] relates to, and has been allocated to, the biomaterial products segment.

Also for purposes of evaluating segment performance, corporate general and administration expenses are allocated to the segments based upon estimated usage during the period. The unallocated corporate general and administration expenses and amortization of capital assets are included in non-allocable expenses. Investment and other income and foreign exchange (loss) gain is not allocated between segments.

	Three Months Ended September 30		Twelve Months Ended September 30
	2003	2002	2003	2002
(in thousands of Canadian dollars)	$	$	$	$
Revenue from external customers
Medical device coatings/implants	1,914	162	2,861	7,330
Biomaterial products	3,953	-	11,402	-
Total revenue for reportable segments	5,867	162	14,263	7,330
Loss for reportable segments for the period
Medical device coatings/implants	(3,271)	(2,452)	(14,477)	(7,110)
Therapeutics	(886)	(1,343)	(3,681)	(10,704)
Biomaterial products	(2,645)	-	(9,441)	-
Total loss for reportable segments for the period	(6,802)	(3,795)	(27,599)	(17,814)

Non-allocable corporate expenses	(1,341)	(3,176)	(5,918)	(6,412)
Total other (expense) income	90	5,043	(13,007)	4,083
Loss for the period	(8,053)	(1,928)	(46,524)	(20,143)

Geographic information

Revenues are attributable to countries based on the location of the Company’s customers or collaborators:

	Three Months Ended September 30		Twelve Months Ended September 30
	2003	2002	2003	2002
	$	$	$	$

United States	99%	100%	90%	100%
Other	1%	-	10%	-
	100%	100%	100%	100%

Long-lived assets including goodwill:

(in thousands of dollars)	September 30, 2003 $	September 30, 2002 $

Canada	12,269	13,645
United States	65,497	-
	77,766	13,645

Included in accounts receivable at September 30, 2003 is $1,846,000 [US $1,367,000] due from one customer.

11.  CONTINGENCIES

(a)   The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business.  Such matters are subject to many uncertainties.  Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

 (b)  Oppositions have been filed with respect to a granted European patent that relates to certain products. The Opposition Division found that some of the claims in the patent, which do not recite stent devices, were invalid. The decision of the Opposition Division was appealed to a Board of Appeal of the European Patent Office. The Board of Appeal has remanded the case to the Opposition Division for further consideration of the claims which were granted by the European Patent Office. An adverse decision by the Opposition Division, or subsequently, by the Board of Appeal, could result in revocation of the patent or a narrowing of the scope of protection afforded by the patent. The outcome of this case before the Opposition Division, or subsequently, on appeal, is uncertain at this time.

(c)  The Company enters into indemnification agreements with certain officers and directors.  In addition, the Company enters into other indemnification agreements in the ordinary course of business.  The maximum potential amount of future payments required under these indemnification agreements is unlimited.  However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

12.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its unaudited interim consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except for the differences below as more fully described in Note 13 to the annual consolidated financial statements of September 30, 2002 and as follows:

[i]  Under U.S. GAAP, in-process research and development would be expensed.

 [a]  Material Canadian – U.S. GAAP differences impacting the unaudited interim consolidated Statements of Loss and Deficit would be as follows:

	Three Months Ended September 30		Twelve Months Ended September 30
(in thousands of Canadian dollars, except share and per share data)	2003	2002	2003	2002
	$	$	$	$
Loss for the period, Canadian GAAP	(8,053)	(1,928)	(46,524)	(20,143)
Adjustment for stock based compensation to non- employees	(42)	(44)	(128)	(287)
Adjustment for medical technologies expense and amortization	359	828	1,602	2,357
Adjustment for depreciation of in-process research and development	187	-	498	-
Adjustment for purchase of in-process research and development	-	-	(5,244)	-

Loss for the period, U.S GAAP	(7,549)	(1,144)	(49,796)	(18,073)
Adjustment for short-term investments, unrealized gain	92	(67)	814	106
Reclassification of unrealized gain on short-term investments	-	173	(444)	-
Comprehensive loss for the period, U.S. GAAP	(7,457)	(1,038)	(49,426)	(17,967)
Basic and diluted loss per common share, U.S. GAAP	(0.21)	(0.03)	(1.46)	(0.57)
Weighted average number of common shares, U.S. GAAP (in thousands)	35,205	31,401	33,753	31,266

 [b]  Material Canadian – U.S. GAAP differences would result in the following amounts in the unaudited interim Consolidated Balance Sheet:

(in thousands of Canadian dollars)	September 30, 2003	September 30, 2002
	$	$
Intangible assets	27,528	2,555
Short-term investments	80,883	121,923
Long term investments	1,380	-
Total assets	209,916	149,539

Contributed surplus	8,345	3,255
Accumulated other comprehensive income	476	106
Deficit	(115,378)	(65,582)

 [c]  Accounts payable and accrued liabilities comprise:

(in thousands of Canadian dollars)	September 30, 2003 $	September 30, 2002 $
Trade accounts payable	2,614	2,532
Accrued contract research	110	504
Employee-related accruals	2,507	1,513
Other accrued liabilities	2,842	4,349
	8,073	8,898

 [d]  Pro forma information –Acquisition of Cohesion

The following pro forma information presents a summary of the consolidated results of operations of the Company and Cohesion [note 4] required for U.S. GAAP as if the acquisition had occurred on October 1, 2001.  All transactions between the Company and Cohesion have been eliminated.

	Three months ended September 30		Twelve months ended September 30
(in thousands of Canadian dollars)	2003	2002	2003	2002
	$	$	$	$

Pro forma total revenue	5,867	3,068	19,119	15,797
Pro forma loss	(7,549)	(10,745)	(52,275)	(61,372)
Pro forma basic and diluted loss per share	(0.21)	(0.34)	(1.51)	(1.82)

Included in the pro forma net loss for the twelve months ended September 30, 2002 is $5.2 million of in-process research and development acquired in the business acquisition and written off for U.S. GAAP purposes.

These pro forma consolidated results have been prepared for comparative purposes only.  They may not be indicative of the results of operations which would have resulted had Cohesion been acquired on October 1, 2001.  They also are not indicative of future consolidated results of operations of the Company.

 [e]   Pro forma information –Stock based compensation

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123 “Accounting for Stock Based Compensation”, and as amended by FAS 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” for stock options granted to employees and directors under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model [note 9(c)] for pro forma assumptions.

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	Three months ended September 30		Twelve months ended September 30
(in thousands of Canadian dollars)	2003	2002	2003	2002
	$	$	$	$

Loss for the period, U.S. GAAP	(7,549)	(1,144)	(49,796)	(18,073)
Add: SFAS 123 Expense	(2,894)	(5,121)	(16,885)	(20,769)

Pro forma loss for the period, U.S. GAAP	(10,443)	(6,265)	(66,681)	(38,842)

Basic and diluted pro forma loss per common share, U.S. GAAP	(0.30)	(0.20)	(1.98)	(1.24)

Weighted average number of common shares, U.S. GAAP (in thousands)	35,205	31,401	33,753	31,266

[f]  Recent Pronouncements

The Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34”.  The Interpretation requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing certain types of guarantees and provide certain note disclosure.  The adoption of FIN 45 on January 1, 2003 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), ‘‘Consolidation of Variable Interest Entities’’.  FIN 46 requires consolidation of a variable interest entity by the primary beneficiary of the entity’s expected results of operations.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 are effective for the Company’s fiscal year ending December 31, 2003.  The Company does not believe that the adoption of FIN 46 will have a material effect on its consolidated financial position or results of operations.

In June 2003, the CICA issued Accounting Guideline No.15 (“AcG 15”), ‘‘Consolidation of Variable Interest Entities’’.  AcG 15 applies to annual and interim periods beginning on or after November 1, 2004.  The requirements under AcG No. 15 are similar to those under FIN 46.

13.  CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS:

The change in non-cash working capital items relating to operations was as follows:

	Three months ended September 30		Twelve months ended September 30
(in thousands of Canadian dollars)	2003	2002	2003	2002
	$	$	$	$

Accrued interest on short-term investments	(9)	(1,206)	1,168	2,934
Accounts receivable	96	(147)	(526)	(156)
Inventories	(623)	-	(1,161)	-
Prepaid expenses and deposits	226	152	(80)	(8)
Accounts payable and accrued liabilities	1,823	1,046	(3,303)	560
Deferred cost of goods sold	(510)	-	(1,395)	-
	1,003	(155)	(5,297)	3,330

14.  COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted during the quarter ended September 30, 2003.

15.  LICENSE AND DISTRIBUTION AND MANUFACTURING AND OTHER AGREEMENTS

(a)

Distribution and License and Manufacturing and Supply Agreements

On April 1, 2003, the Company finalized a Distribution and License and  a Manufacturing and Supply Agreement with Baxter Healthcare Corporation (“Baxter”), providing Baxter with the worldwide (excluding Japan and certain other territories) right to manufacture and distribute the Company’s surgical sealant product, CoSeal®, currently approved for sale in the U.S. and Europe, and an option to license the Company’s surgical anti-adhesive product, Adhibit™, which is not currently approved for sale in the U.S. and another product currently in development.  These products were previously acquired in the Cohesion acquisition.  Pursuant to the agreements, the Company received an upfront payment of US$8 million, of which US$6 million is non-refundable. In addition the Company will receive up to a further US$4 million upon the transfer of manufacturing of the CoSeal® product to Baxter, which is expected to be no later than September 2004, and up to an additional US$11 million if Baxter exercises its option to license the one other product and extend the exclusive distribution rights for two current products.  Up to US$2 million of the upfront payment is refundable if the Company terminates the agreement, at its option, upon the failure of Baxter to achieve certain minimum sales, and the Company elects to distribute the product.  Until manufacturing of the product is transferred to Baxter, the Company will manufacture the product for Baxter and receive a portion of the selling price to the third party customer. Thereafter, the Company will earn a percentage royalty.  The agreements, or portions thereof, may be terminated by Baxter at any time or by the Company if specified minimum sales are not achieved by Baxter.  Unless otherwise terminated, the agreements expire upon the earlier of the expiration of the last issued patent or thirty years.

The Company recognizes products sales to Baxter as revenue upon the sale of the product to the final customer once the final sales price is known.  Until that time, the product transferred to Baxter is recorded at cost as deferred cost of goods sold.  The upfront payment of US$6 million is being recorded as revenue on a straight-line basis over the estimated period of 18 months to conclude the transfer of manufacturing to Baxter.  The amount of US$2 million that may be refundable, as well as the other payments due upon transfer of manufacturing and exercise of options will be recognized as revenue upon the lapse of the refundability period and upon exercise of the options, respectively.  The amortization of the intangible asset related to CoSeal® is being amortized in proportion to the revenue earned.

(b)

Other

During the quarter ended June 30, 2003, the Company received a sales milestone payment from Boston Scientific Corporation (“Boston”) pursuant to its license agreement with Boston. The milestone payment of US$4.3 million is creditable against future royalties and is expected to be recognized as royalty revenue over the next 9 months.

16.  SUBSEQUENT EVENT

Public offering

On October 1, 2003, the Company closed a public offering of 5,000,000 common shares at a price of $59.01 per share (US $43.75 per share) for gross proceeds of $295 million (US $219 million).  The Company granted the underwriters an over-allotment option to purchase an additional 750,000 common shares, exercisable until October 30, 2003.  The underwriters exercised the over-allotment option on October 7, 2003 and closed the over-allotment exercise of 750,000 common shares at a price of $59.01 per share (US $43.75 per share) for gross proceeds of $44 million (US $33 million), bringing the total gross proceeds to $339 million (US $252 million).  Total net proceeds to the Company amounted to $321 million (US $238 million) after underwriting discounts and commissions and other expenses.  The proceeds of the offering are expected to be used to fund the Company’s clinical studies, research and product development, working capital and general corporate purposes, including acquisitions.

Acquisition

On November 14, 2003, the Company entered into an agreement and plan of merger to acquire all of the outstanding shares of STS Biopolymer, Inc. (“STS”) for cash consideration of approximately US$23 million.  STS is a privately owned company located in Henrietta, New York, specializing in the development and manufacture of state-of-the-art biocompatible coatings for medical devices.  The cash consideration will be used to pay down existing third party debt of STS and the remainder paid to the shareholders of STS.  The transaction is expected to close by the end of December 2003 and is subject to the approval of STS’s shareholders as well as other customary closing conditions.  The acquisition will be accounted for using the purchase method of accounting.